UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 10.2% FOR THE MONTH OF APRIL

Guadalajara, Jalisco, Mexico, May 6, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of April 2016, compared to traffic figures for April 2015.

During April 2016, total terminal passengers increased 10.2% in the 13 airports, compared to the same period of the previous year. Domestic passenger traffic presented a 14.0% increase, while international passenger traffic increased 5.4%.

Domestic Terminal Passengers (in thousands):

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

The following items are April highlights from traffic results:

•	Seats and Load Factor: In April 2016, GAP registered a 9.9% increase in the number of seats compared to April 2015. Load factor remained stable during the month, going from 79.4% in April 2015 to 79.7% in April 2016.

•	New Routes: Guadalajara to Las Vegas by Interjet, Guadalajara to Reynosa operated by Volaris, La Paz to Ciudad Juarez via TAR and Puerto Vallarta to Toluca with Volaris.

•	Guadalajara: In April, this airport reached its 42nd consecutive month of growth. Domestic traffic benefited during the month as a result of the increased number of seats from VivaAerobus and Volaris, with 33 thousand and 24 thousand new seats available, respectively. International traffic rose by 3.6% in April, due to the opening of routes in recent months, specifically the route to Los Angeles by Interjet, which has transported over 18 thousand passengers since opening in February.

•	Puerto Vallarta: During 2015, the Easter week holiday took place in the month of April. As such, traffic figures declined by comparison in the tourist airports in 2016. This caused a disparity between domestic traffic growth and international traffic growth, which declined by 3.8% and rose by 12.5%, respectively. Southwest continues to have the highest participation in this growth, with 22 thousand new passengers in April.

•	Los Cabos: Traffic in Los Cabos reflected the Easter week effect, which took place in April during 2015 vs in March during 2016. However, the load factor grew 4.5% compared to 2015, which reached 81% in 2016. This increase was the result of higher capacity at the hotels.

•	Tijuana: This airport continues to demonstrate historic growth rates. The factors that mainly contributed to the increased traffic were the dollar/peso exchange rate and the recent opening of the Cross Border Xpress. Volaris was the main contributor to growth at this airport with over 49 thousand new passengers. Likewise, VivaAerobus increased traffic by 26 thousand passengers with its Guadalajara and Mexico City routes. For the month of April, the Cross Border Xpress reported 84,872 passengers, representing an 18.4% market penetration.

•	Montego Bay: Regular commercial aviation passenger traffic at this airport remained stable during April, registering a slight decline of 0.3% in 2016. Charter passenger traffic, however, continues to reach record levels, growing by 16% during this month, contributing to 0.8% of total passenger traffic.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  May 6, 2016